DATED December 10, 2009
FILED PURSUANT TO RULE 433
REGISTRATION NO. 333-150218
CATERPILLAR FINANCIAL SERVICES CORPORATION
MEDIUM-TERM NOTES, SERIES F, FLOATING RATE NOTES DUE 2011

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SUBJECT	FINAL PRICING DETAILS

Issuer:	Caterpillar Financial Services Corporation
Title of Securities:	Medium-Term Notes, Series F, Floating Rate Notes Due 2011
Ratings:	A (Negative Outlook) by Standard & Poor’s, a division of The McGraw-Hill Companies
A2 (Negative Outlook) by Moody’s Investors Service, Inc.
A (Stable Outlook) by Fitch Ratings Ltd.
Ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any security
Format:	SEC Registered-Registration Statement Number 333-150218
Trade Date:	December 10, 2009
Settlement Date (Original Issue date):
December 17, 2009, which is the fifth business day following the Trade Date. Accordingly, purchasers who wish to trade the Medium-Term Notes on the date hereof or the next business day will be required, because the Medium-Term Notes will not initially settle in T+3, to specify an alternative settlement date at the time of such trade to prevent a failed settlement and should consult their own advisors.

Maturity Date:	December 16, 2011
Principal Amount:	$150,000,000
Price to Public (Issue Price):	100.000%
All-in-price:	99.900%
Interest Rate Basis (Benchmark):	3 Month USD LIBOR
Index Currency:	U.S. Dollars
Spread (Plus or Minus):	+ 25 basis points (0.25%)
Net Proceeds to Issuer:	$149,850,000
Index Maturity:	Three Months
Interest Rate Calculation:	USD LIBOR determined on Interest Determination Date plus the Spread
Specified Currency:	U.S. Dollars
Initial Interest Rate:	To be determined two (2) London Business Days prior to the Original Issue Date
Interest Reset Periods and Dates:	Quarterly on the 16th of March, June, September and December of each year prior to the Maturity Date
Interest Determination Dates:	Quarterly, two London Business Days prior to each Interest Reset Date
Interest Payment Dates:	Interest will be paid quarterly on the 16th of March, June, September and December of each year, commencing March 16, 2010 and ending on the Maturity Date
Day Count Convention:	Actual/360
Denominations:	Minimum denominations of $1,000 with increments of $1,000 thereafter
Joint Lead Managers & Bookrunners:	Banc of America Securities LLC (50%)
J.P. Morgan Securities Inc. (50%)
Billing and Delivery Agent:	J.P. Morgan Securities Inc.
CUSIP:	14912L4K4

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC. at 800-294-1322 or JPMorgan at 212-834-4533.